

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Richard Fraser-Smith
Chief Financial Officer
Pacific Green Technologies Inc.
8 The Green
Suite 10212
Dover, DE 19901

     Re: Pacific Green Technologies Inc.
           Form 10-K for the Fiscal Year ended March 31, 2021
           Filed June 29, 2021
           File No. 000-54756

Dear Richard Fraser-Smith:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation